

TANAKA Growth Fund (TGFRX) Ranked #1 for 2020 and 1st Quarter 2021 by Lipper*

#1 in 2020, up 50.9% vs. 18.4% for S&P 500

#1 in 2021 through March, up 40.5% vs. 6.2% for S&P 500



"Finding disruptive growth companies focusing on megatrends with potential to deliver outsized compound returns"

**by fund manager
Graham Tanaka AB-ScB '70-'71, CFA
Tanaka Capital Management**

www.tanaka.com   Call: (212) 490-3380